================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                             ----------------------


                For the quarterly period ended December 31, 1995
                                               -----------------

                          TEEKAY SHIPPING CORPORATION
                      (Formerly Viking Star Shipping Inc.)
             (Exact name of Registrant as specified in its charter)

                        Tradewinds Building, Sixth Floor
                         Bay Street, P.O. Box SS-6293,
                              Nassau, The Bahamas
                    (Address of principal executive office)

                             ----------------------

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F  X   Form 40-F
                                  -----          -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes      No  X
                                   -----   -----

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________]

================================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (Formerly Viking Star Shipping Inc.)
      REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 1995

                                     INDEX
                                     -----



PART I:  FINANCIAL INFORMATION                                                                                 PAGE
                                                                                                               ----
Item 1.  Financial Statements

                 Consolidated Statements of Income
                          and Retained Earnings for the three and nine months
                          ended December 31, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

                 Consolidated Balance Sheets -
                          December 31, 1995 and March 31, 1995  . . . . . . . . . . . . . . . . . . . . . . . . . 4

                 Consolidated Statements of Cash Flows
                          for the nine months ended December 31, 1995
                          and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

                 Notes to Consolidated Financial
                          Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

Item 2.  Management's Discussion and Analysis of
                          Financial Condition and Results of Operations . . . . . . . . . . . . . . . . . . . .  14


PART II:         OTHER INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

SIGNATURES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (Formerly Viking Star Shipping Inc.)

                       CONSOLIDATED STATEMENTS OF INCOME
                             AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)


                                                      THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                      -------------------                    -----------------
                                                         DECEMBER 31,                          DECEMBER 31,
                                                         ------------                          ------------
                                                     1995             1994                  1995            1994
                                                     ----             ----                  ----            ----
                                                      $   (UNAUDITED)  $                     $  (UNAUDITED)  $
                                                     ---  ----------- ---                   --- ----------- ---
NET VOYAGE REVENUES
Voyage revenues                                     84,596          80,162               245,540         242,933
Voyage expenses                                     21,803          21,556                65,255          64,071
--------------------------------------------------------------------------------------------------------------------
Net voyage revenues                                 62,793          58,606               180,285         178,862
--------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Vessel operating expenses                           16,770          19,214                50,266          57,683
Time charter hire expense                              841                                   841
Depreciation and amortization (note 2)              20,996          23,990                61,952          72,228
General and administrative                           3,973           3,728                12,785          11,874
--------------------------------------------------------------------------------------------------------------------
                                                    42,580          46,932               125,844         141,785
--------------------------------------------------------------------------------------------------------------------
Income from vessel operations                       20,213          11,674                54,441          37,077
--------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
Interest expense                                   (14,755)        (16,059)              (45,985)        (47,423)
Interest income                                      1,848           1,495                 5,030           4,398
Other income (note 9)                                6,009           2,622                 9,860           3,663
--------------------------------------------------------------------------------------------------------------------
                                                    (6,898)        (11,942)              (31,095)        (39,362)
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   13,315            (268)               23,346          (2,285)
Retained earnings, beginning of the period         356,578         398,162               406,547         400,179
--------------------------------------------------------------------------------------------------------------------
                                                   369,893         397,894               429,893         397,894
Exchange of redeemable preferred stock (note 7)                                          (60,000)
Dividends declared and paid                         (5,953)                               (5,953)
--------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF THE PERIOD               363,940         397,894               363,940         397,894
--------------------------------------------------------------------------------------------------------------------

Net income (loss) per common share (note 7)        $  0.48        $  (0.01)             $   0.98        $  (0.13)

Weighted average number of
    common shares outstanding (note 7)          27,756,345      18,000,000            23,836,381      18,000,000





The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (Formerly Viking Star Shipping Inc.)

                          CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                              AT DECEMBER 31, 1995           AT MARCH 31, 1995
                                                              --------------------           -----------------
                                                                       $                             $
                                                                      ---                           ---
                                                                  (UNAUDITED)
                                                                  -----------
ASSETS
CURRENT
Cash                                                                68,441                        16,500
Marketable securities (note 9)                                      49,896                        69,239
Restricted cash                                                      2,764                         7,634
Accounts receivable
  -trade                                                            24,102                        16,875
  -vessel sale                                                                                    17,283
  -other                                                             2,580                         3,271
Prepaid expenses and other assets                                   13,108                        13,273
--------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                               160,891                       144,075
--------------------------------------------------------------------------------------------------------------

VESSELS AND EQUIPMENT (notes 2, 5, 6 and 10)
At cost, less accumulated depreciation of $356,858
   (March 31, 1995 - $312,281)                                   1,132,876                     1,142,972
Acquired under capital lease, less accumulated amortization
   of $993                                                          50,148
Advances on vessels                                                                                5,066
--------------------------------------------------------------------------------------------------------------
TOTAL VESSELS AND EQUIPMENT                                      1,183,024                     1,148,038
--------------------------------------------------------------------------------------------------------------
Investment in 50% owned company                                      5,261                         3,758
Other assets                                                         9,083                        10,603
--------------------------------------------------------------------------------------------------------------
                                                                 1,358,259                     1,306,474
--------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Accounts payable                                                    11,549                        11,480
Accrued liabilities                                                 15,238                        13,054
Current portion of long-term debt (notes 5 and 8)                   36,478                        74,479
Current portion of capital lease obligation (notes 6 and 8)            223
--------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                           63,488                        99,013
--------------------------------------------------------------------------------------------------------------

Long-term debt (notes 5 and 8)                                     654,934                       768,395
Capital lease obligation (notes 6 and 8)                            43,023
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                  761,445                       867,408
--------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital stock (note 7)                                             232,854                        33,001
Retained earnings                                                  363,940                       406,547
Net unrealized gain (loss) on marketable securities                     20                         (482)
--------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                         596,814                       439,066
--------------------------------------------------------------------------------------------------------------
                                                                 1,358,259                     1,306,474
--------------------------------------------------------------------------------------------------------------

Commitments and contingencies (note 8)

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (Formerly Viking Star Shipping Inc.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                     NINE MONTHS ENDED DECEMBER 31,
                                                                     ------------------------------
                                                                       1995                   1994
                                                                       ----                   ----
                                                                         $     (UNAUDITED)      $
                                                                        ---    -----------     ---
Cash provided by (used for)

OPERATING ACTIVITIES
Net income (loss)                                                    23,346                 (2,285)
Add (deduct) charges to operations not requiring
  a payment of cash:
    Depreciation and amortization                                    61,952                 72,228
    Foreign currency exchange gain                                                            (277)
    Gain on disposition of assets                                    (8,889)                (7,746)
    Loss (gain) on marketable securities                                (30)                 2,893
    Equity loss (income)                                             (1,503)                 1,000
    Other                                                               911
    Change in non-cash working capital items related to
      operating activities                                           (4,165)                 6,641
-----------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES                              71,622                 72,454
-----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                        223,000
Scheduled repayments of long-term debt                              (49,698)               (71,008)
Prepayments of long-term debt                                      (323,544)                (9,033)
Scheduled repayments of capital lease obligation                     (1,304)
Decrease (increase) in restricted cash                                4,870                 (1,092)
Net proceeds from stock issuance                                    137,613
Cash dividends paid                                                  (3,712)
Capitalized loan costs                                               (1,086)                  (942)
-----------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM FINANCING ACTIVITIES                             (13,861)               (82,075)
-----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment (net of capital
  lease financing of $44,550; December 31, 1994 - $0)               (47,640)                (4,486)
Expenditures for drydocking                                          (6,589)                (7,374)
Proceeds from disposition of assets                                  28,514                  9,174
Increase in investment                                                                        (796)
Proceeds on sale of available-for-sale securities                    60,963
Purchases of available-for-sale securities                          (41,068)
Increase in marketable securities                                                           (3,182)
Other                                                                                          107
-----------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM INVESTING ACTIVITIES                              (5,820)                (6,557)
-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                          51,941                (16,178)
Cash, beginning of the period                                        16,500                 38,614
-----------------------------------------------------------------------------------------------------------
CASH, END OF THE PERIOD                                              68,441                 22,436
-----------------------------------------------------------------------------------------------------------





The accompanying notes are an integral part of the consolidated financial statements.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)
        (INFORMATION AS AT DECEMBER 31, 1995, AND FOR THE THREE-MONTH
    AND NINE-MONTH PERIODS ENDED DECEMBER 31, 1995 AND 1994 IS UNAUDITED)


1.      BASIS OF PRESENTATION

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1995. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and nine-month periods ended December 31, 1995 are not necessarily indicative of those for a full fiscal year.

        Certain of the prior period comparative figures have been reclassified where necessary to conform with the presentation used in the current period.

2.      CHANGE IN ESTIMATE

        Effective April 1, 1995, the Company revised its estimates of the residual values of its vessels. The effect of this change in estimated residual values was to reduce depreciation expense for the three-month and nine-month periods ended December 31, 1995 by $2.6 million (or $0.09 per common share) and $7.4 million (or $0.31 per common share), respectively.

3.      CASH FLOWS

        Cash interest paid during the nine-month periods ended December 31, 1995 and 1994 totalled approximately $42,862,000 and $44,080,000, respectively.

4.      INCOME TAXES

        The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

5.      LONG-TERM DEBT


                                                             DECEMBER 31,     MARCH 31,
                                                                1995            1995
                                                                  $               $
        -------------------------------------------------------------------------------
        Revolving Credit Facility                               88,000
        First Preferred Ship Mortgage Notes (9 5/8%)
          U.S. dollar debt due through 2004                    151,200         175,000
        Floating rate (LIBOR + 1% to 1 1/2%)
          U.S. dollar debt due through 2006                    452,212         667,874
        -------------------------------------------------------------------------------
                                                               691,412         842,874
        Less current portion of long-term debt                  36,478          74,479
        -------------------------------------------------------------------------------
                                                               654,934         768,395
        -------------------------------------------------------------------------------

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)
        (INFORMATION AS AT DECEMBER 31, 1995, AND FOR THE THREE-MONTH
    AND NINE-MONTH PERIODS ENDED DECEMBER 31, 1995 AND 1994 IS UNAUDITED)


5.      LONG-TERM DEBT - CONT'D

        In May 1995, the Company negotiated a revolving credit facility, (the "Revolver"), with three commercial banks providing for borrowings of up to $243 million in order to refinance certain of the existing debt obligations of the Company and to finance vessel acquisitions. The Revolver is collateralized initially by first priority mortgages granted on fourteen of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver. The commitment amount will be reduced by $9.5 million semi-annually commencing six months after the initial drawdown date, together with a final balloon reduction coincident with the final semi-annual reduction on June 6, 2003. Interest payments are based on LIBOR plus a margin ranging from 0.80% to 1.25% which is dependent on the financial leverage of the Company. Principal repayments under the Revolver are required when the Revolver borrowings exceed the commitment amount which was $213.5 million as of December 31, 1995.

        In June 1995, the Company made an initial drawdown on the Revolver in the amount of $223 million and simultaneously prepaid approximately $204 million in other floating rate debt.

        In July 1995, using part of the proceeds from the initial public offering (see Note 7), the Company reduced the amount outstanding under the Revolver by $135 million.

        During the first quarter of fiscal 1996, the Company retired $23.8 million of its 9 5/8% First Preferred Ship Mortgage Notes, utilizing approximately $18.5 million of funds available under the Revolver.

        Six of the Company's subsidiaries, Diamond Spirit, Inc., Sebarok
        Spirit Inc., VSSI Bulkers Inc., VSSI Deepsea Inc., VSSI Star Inc., and VSSI Ulsan Inc. ("the 1993 Notes Guarantor Subsidiaries") have guaranteed the 9 5/8% First Preferred Ship Mortgage Notes due July 2003 issued by Teekay Shipping Corporation to a maximum of 95% of the fair value of their net assets. As of December 31, 1995, the fair value of the net assets of the 1993 Notes Guarantor Subsidiaries approximated $201 million.

        Condensed financial information regarding the Company, the 1993 Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out on Schedule A of these consolidated financial statements.

6.      CAPITAL LEASE OBLIGATION

        On August 7, 1995, the Company took delivery of a bareboat hire purchased vessel which is accounted for as a capital lease.


                                                             DECEMBER 31,
                                                                1995
                                                                  $
        -------------------------------------------------------------------------------
        Floating rate (LIBOR + 1.25%)
          U.S. dollar capital lease due through 2008            43,246
        Less current portion of capital lease obligation           223
        -------------------------------------------------------------------------------
                                                                43,023
        -------------------------------------------------------------------------------


        The Company holds a purchase option on this vessel which is exercisable, at the Company's discretion, on any monthly lease payment date at a price equal to the unpaid principal balance of the capital lease obligation outstanding as at the date the purchase option is exercised.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)
        (INFORMATION AS AT DECEMBER 31, 1995, AND FOR THE THREE-MONTH
    AND NINE-MONTH PERIODS ENDED DECEMBER 31, 1995 AND 1994 IS UNAUDITED)


7.      CAPITAL STOCK

        AUTHORIZED

         25,000,000     Preferred Stock with a par value of $1 per share.
        125,000,000     Common Stock with no par value


        ----------------------------------------------------------------------------------------------------------------
                                                              Common           Thousands       Preferred       Thousands
        Issued and outstanding                                 Stock           of shares         Stock         of shares
        ----------------------------------------------------------------------------------------------------------------
        Balance March 31, 1994 and 1995                        $33,000          36,000            $1              600

        May 15, 1995 1-for-2 Reverse Common
          Stock Split                                                          (18,000)

        July 19, 1995 Initial Public Offering
          6,900,000 shares @ $21.50 per share
          of Common Stock (net of share issue costs)           137,613           6,900

        July 19, 1995 Exchange of Redeemable Preferred
          Stock for 2,790,698 shares of Common Stock            60,000           2,791            (1)            (600)

        October 30, 1995 Reinvested dividends                    2,241              96
        ----------------------------------------------------------------------------------------------------------------
        Balance December 31, 1995                             $232,854          27,787             0                0
        ----------------------------------------------------------------------------------------------------------------

        On July 19, 1995, the Company completed its initial public offering of 6,900,000 shares of Common Stock. The Company's Common Stock was initially offered at a price of $21.50 per share, resulting in aggregate net proceeds to the Company of approximately $137.6 million. $135 million of the net proceeds from the offering was used to reduce the amounts outstanding under the Company's revolving credit facility. In conjunction with the contemplation of the initial public offering, the Company exchanged all of its outstanding Redeemable Preferred Stock for 2,790,698 shares of Common Stock.

        The Company has reserved 2,148,571 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan of which options to purchase up to 796,750 shares of Common Stock, at an exercise price of $21.50 per share, was granted concurrently with the consummation of the offering.

        Net income (loss) per common share is based upon the weighted average number of common shares outstanding during each period, after giving effect to the 1 for 2 reverse stock split. Stock options have not been included in the computation of net income (loss) per common share since their effect thereon would not be material.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)
        (INFORMATION AS AT DECEMBER 31, 1995, AND FOR THE THREE-MONTH
    AND NINE-MONTH PERIODS ENDED DECEMBER 31, 1995 AND 1994 IS UNAUDITED)


8.      COMMITMENTS AND CONTINGENCIES

        In October 1995, the Company entered into an agreement for a one-year time-charter and subsequent purchase of a modern second-hand Aframax tanker for a cost $26.5 million. The cost of this vessel will be financed through cash and marketable securities balances.

        As at December 31, 1995, the Company was commited to a series of interest rate swap agreements whereby $350 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 25.5 months. The swap agreements expire between January 1996 and December 1998. These arrangements effectively change the Company's interest rate exposure on $350 million of debt from a floating LIBOR rate to an average fixed rate of 6.08%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

        As at December 31, 1995, the Company was a party to interest rate cap contracts which effectively limit the interest rate exposure on $200 million of the Company's floating rate debt to a maximum of 8%. $100 million of the contracts became effective on February 24, 1995; the remaining $100 million of contracts became effective on October 2, 1995. All of the contracts expire on April 1, 1997. The premiums paid by the Company have been recorded at cost and are being amortized over the lives of the individual contracts. Receipts, if any, under the interest rate cap contracts are reflected as adjustments to interest expense since the contracts are designated as hedges in connection with long-term debt obligations.

        As at December 31, 1995, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 950 million and Singapore dollars 1,302,300 for U.S. dollars, at an average rate of Japanese Yen 95.22 per U.S. dollar and Singapore dollar 1.40 per U.S. dollar, respectively. Foreign exchange gains and losses, if any, arising from Japanese Yen 850 million of the foreign exchange contracts are reflected as adjustments to the equity in the results of its 50% owned investment in Viking Consolidated Shipping Corp., since the contract is designated as a hedge in connection with the Company's 50% portion of a Japanese Yen-denominated long-term debt obligation held in the joint venture. The remaining foreign exchange contracts are for the purpose of hedging accounts payable and accrued liabilities.

        The Company has guaranteed vessel loans of its 50% owned investment, Viking Consolidated Shipping Corp. At December 31, 1995, the guaranteed portions of these loans amounted to $16.4 million.


9.      OTHER INCOME

                                                                    THREE MONTHS                   NINE MONTHS
                                                                 ENDED DECEMBER 31,             ENDED DECEMBER 31,
                                                                 ------------------             ------------------
                                                                1995            1994           1995            1994
                                                                  $               $              $               $
        ------------------------------------------------------------------------------------------------------------
        Gain on disposition of assets                          5,161           4,048           8,889          7,746
        Gain (loss) on marketable securities                     140            (174)             30         (2,893)
        Foreign currency exchange gain (loss)                    (98)           (168)           (611)          (106)
        Equity in results of 50% owned company                   799          (1,000)          1,503         (1,000)
        Miscellaneous - net                                        7             (84)             49            (84)
        ------------------------------------------------------------------------------------------------------------
                                                               6,009           2,622           9,860          3,663
        ------------------------------------------------------------------------------------------------------------

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)
        (INFORMATION AS AT DECEMBER 31, 1995, AND FOR THE THREE-MONTH
    AND NINE-MONTH PERIODS ENDED DECEMBER 31, 1995 AND 1994 IS UNAUDITED)

10.     SUBSEQUENT EVENTS

        Subsequent to December 31, 1995, the Company completed an offering of $225 million of 8.32% First Preferred Ship Mortgage Notes due 2008, the net proceeds of which were used to refinance existing floating rate debt. In addition, subsequent to December 31, 1995, the Company prepaid an additional $35 million of other floating rate debt which will be applied to reduce the scheduled principal repayments of certain loans over the next two years by one-half. The current portion of long-term debt and capital lease obligation as at December 31, 1995 have been adjusted to give effect of the reduction in scheduled principal repayments arising from these debt prepayments.

        Subsequent to December 31, 1995, the Company entered into an agreement for the construction of an Aframax vessel for a cost of $44.5 million, scheduled for delivery in July 1997. A long-term financing agreement exists for approximately $35.6 million of the unpaid cost of the vessel. In addition, the Company has entered into an agreement to purchase an Aframax vessel from its 50% owned investment, VCSC, for a cost of $30.5 million.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      (Formerly Viking Star Shipping Inc.)            SCHEDULE A

             CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                        (in thousands of U.S. dollars)

                                                                  Three Months Ended December 31, 1995
                                             --------------------------------------------------------------------------
                                                              1993 Notes                                    Teekay
                                                 Teekay       Guarantor    Non-Guarantor                 Shipping Corp.
                                             Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations   & Subsidiaries
                                                   $              $              $         $                  $
                                             --------------- ------------- -------------- ------------ ----------------
Net voyage revenues                                                7,626       111,727       (56,560)          62,793
Operating expenses                                      388        5,208        99,458       (62,474)          42,580
                                             --------------------------------------------------------------------------
    Income (loss) from vessel operations               (388)       2,418        12,269         5,914           20,213

Net interest income (expense)                        (3,640)         219        (9,486)                       (12,907)
Equity in net income (loss) of subsidiaries          17,295                                  (16,496)             799
Other income                                             48            1        12,172        (7,011)           5,210
                                             --------------------------------------------------------------------------
Net income (loss)                                    13,315        2,638        14,955       (17,593)          13,315
Retained earnings, beginning of the period          356,578       19,353        59,921       (79,274)         356,578
                                             --------------------------------------------------------------------------
                                                    369,893       21,991        74,876       (96,867)         369,893
                                             --------------------------------------------------------------------------
Dividends paid                                       (5,953)                   (16,270)       16,270           (5,953)
                                             --------------------------------------------------------------------------
Retained earnings, end of the period                363,940       21,991        58,606       (80,597)         363,940


                                                                  Three Months Ended December 31, 1994
                                             --------------------------------------------------------------------------
                                                              1993 Notes                                    Teekay
                                                 Teekay       Guarantor    Non-Guarantor                 Shipping Corp.
                                             Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations   & Subsidiaries
                                                   $              $              $         $                  $
                                             --------------- ------------- -------------- ------------ ----------------
Net voyage revenues                                              8,320       112,546         (62,260)        58,606
Operating expenses                                   250         6,235       102,698         (62,251)        46,932
                                             --------------------------------------------------------------------------
    Income (loss) from vessel operations            (250)        2,085         9,848              (9)        11,674

Net interest income (expense)                     (4,118)          179       (10,625)                       (14,564)
Equity in net income (loss) of subsidiaries        4,100                                      (5,100)        (1,000)
Other income                                                                   3,622                          3,622
                                             --------------------------------------------------------------------------
Net income (loss)                                   (268)        2,264         2,845          (5,109)          (268)
Retained earnings, beginning of the period       398,162        50,801        84,202        (135,003)       398,162
                                             --------------------------------------------------------------------------
                                                 397,894        53,065        87,047        (140,112)       397,894
Dividends paid                                                 (16,844)      (15,989)         32,833
                                             --------------------------------------------------------------------------
Retained earnings, end of the period             397,894        36,221        71,058        (107,279)       397,894
                                             --------------------------------------------------------------------------



                                                                          Nine Months Ended December 31, 1995
                                                    -------------------------------------------------------------------------
                                                                    1993 Notes                                     Teekay
                                                        Teekay       Guarantor    Non-Guarantor                 Shipping Corp.
                                                    Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations   & Subsidiaries
                                                         $              $              $          $                     $
                                                    --------------- ------------- ------------- ------------- ---------------
Net voyage revenues                                                    22,218        336,268     (178,201)         180,285
Operating expenses                                         1,085       15,643        294,315     (185,199)         125,844
                                                    --------------------------------------------------------------------------
    Income (loss) from vessel operations                  (1,085)       6,575         41,953        6,998           54,441

Net interest income (expense)                            (10,954)         306        (30,307)                      (40,955)
Equity in net income (loss) of subsidiaries               34,174                                  (32,671)           1,503
Other income                                               1,211            1         14,156       (7,011)           8,357
                                                    --------------------------------------------------------------------------
Net income (loss)                                         23,346        6,882         25,802      (32,684)          23,346
Retained earnings, beginning of the period               406,547       22,309         84,274     (106,583)         406,547
                                                    --------------------------------------------------------------------------
                                                         429,893       29,191        110,076     (139,267)         429,893
Exchange of redeemable preferred stock                   (60,000)                                                  (60,000)
Dividends paid                                            (5,953)      (7,200)       (51,470)      58,670           (5,953)
                                                    --------------------------------------------------------------------------
Retained earnings, end of the period                     363,940       21,991         58,606      (80,597)         363,940
                                                    --------------------------------------------------------------------------


                                                                     Nine Months Ended December 31, 1994
                                             --------------------------------------------------------------------------
                                                              1993 Notes                                    Teekay
                                                 Teekay       Guarantor    Non-Guarantor                 Shipping Corp.
                                             Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations   & Subsidiaries
                                                   $              $              $         $                  $
                                             --------------- ------------- -------------- ------------ ----------------
Net voyage revenues                                              24,543       338,477      (184,158)        178,862
Operating expenses                                1,051          18,677       306,327      (184,270)        141,785
                                             --------------------------------------------------------------------------
    Income (loss) from vessel operations         (1,051)          5,866        32,150           112          37,077

Net interest income (expense)                   (12,777)            464       (30,712)                      (43,025)
Equity in net income (loss) of subsidiaries      11,543                                     (12,543)         (1,000)
Other income                                                                    4,663                         4,663
                                             --------------------------------------------------------------------------
Net income (loss)                                (2,285)          6,330         6,101       (12,431)         (2,285)
Retained earnings, beginning of the period      400,179          46,735        80,946      (127,681)        400,179
                                             --------------------------------------------------------------------------
                                                397,894          53,065        87,047      (140,112)        397,894
Exchange of redeemable preferred stock
Dividends paid                                                  (16,844)      (15,989)       32,833
                                             --------------------------------------------------------------------------
Retained earnings, end of the period            397,894          36,221        71,058      (107,279)        397,894
                                             --------------------------------------------------------------------------

---------------------
Note: The 1993 Notes Guarantor subsidiaries have guaranteed the 9 5/8% First Preferred Ship Mortgage Notes due July 2003. (See Note 5)

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      (Formerly Viking Star Shipping Inc.)            SCHEDULE A

                      CONDENSED STATEMENTS OF CASH FLOWS
                        (in thousands of U.S. dollars)

                                                                                As at December 31, 1995
                                                     --------------------------------------------------------------------------
                                                                      1993 Notes                                     Teekay
                                                        Teekay        Guarantor    Non-Guarantor                 Shipping Corp.
                                                     Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations   & Subsidiaries
                                                           $              $              $             $           $
                                                     --------------  -------------  ------------  -------------  --------------
      ASSETS
Cash                                                            127        11,410        56,904                          68,441
Restricted cash                                                                           2,764                           2,764
Other current assets                                            435           856        88,593          (198)           89,686
                                                     --------------------------------------------------------------------------
     Total current assets                                       562        12,266       148,261          (198)          160,891

Vessels and equipment (net)                                               142,299     1,040,725                       1,183,024
Advances due from subsidiaries                              514,647                                  (514,647)
Other assets (principally
        investments in subsidiaries)                        239,585                       4,590      (229,831)           14,344
                                                     --------------------------------------------------------------------------
                                                            754,794       154,565     1,193,576      (744,676)        1,358,259
                                                     --------------------------------------------------------------------------
     LIABILITIES & STOCKHOLDERS'
     EQUITY
Current liabilities                                           6,780           790        55,625           293            63,488
Long-term debt                                              151,200                     503,734                         654,934
Capital lease obligation                                                                 43,023                          43,023
Due to parent                                                                           519,482      (519,482)
                                                     --------------------------------------------------------------------------
     Total liabilities                                      157,980           790     1,121,864      (519,189)          761,445
                                                     --------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                               232,854             6         5,933        (5,939)          232,854
Contributed capital                                                       131,778         7,173      (138,951)
Retained earnings                                           363,940        21,991        58,606       (80,597)          363,940
Net unrealized (gain) loss on marketable securities              20                                                          20
                                                     --------------------------------------------------------------------------
     Total stockholders' equity                             596,814       153,775        71,712      (225,487)          596,774
                                                     --------------------------------------------------------------------------
                                                            754,794       154,565     1,193,576      (744,676)        1,358,219
                                                     --------------------------------------------------------------------------

                                                                                   As at March 31, 1995
                                                     -----------------------------------------------------------------------------
                                                                      1993 Notes                                        Teekay
                                                         Teekay        Guarantor     Non-Guarantor                  Shipping Corp.
                                                      Shipping Corp.  Subsidiaries    Subsidiaries   Eliminations   & Subsidiaries
                                                            $             $               $              $               $
                                                     ---------------  -------------  -------------  ------------------------------
      ASSETS
Cash                                                             97         6,856         9,547                           16,500
Restricted cash                                                                           7,634                            7,634
Other current assets                                            180         1,287       118,685             (211)        119,941
                                                        --------------------------------------------------------------------------
     Total current assets                                       277         8,143       135,866             (211)        144,075

Vessels and equipment (net)                                               162,812       985,226                        1,148,038
Advances due from subsidiaries                              354,330                                     (354,330)
Other assets (principally
        investments in subsidiaries)                        264,302                       4,935         (254,876)         14,361
                                                        --------------------------------------------------------------------------
                                                            618,909       170,955     1,126,027         (609,417)      1,306,474
                                                        --------------------------------------------------------------------------
     LIABILITIES & STOCKHOLDERS'
     EQUITY
Current liabilities                                           4,843         2,214        92,142             (186)         99,013
Long-term debt                                              175,000                     593,395                          768,395
Capital lease obligation
Due to parent                                                                           358,223         (358,223)
                                                        --------------------------------------------------------------------------
     Total liabilities                                      179,843         2,214     1,043,760         (358,409)        867,408
                                                        --------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                                33,001            11         5,922           (5,933)         33,001
Contributed capital                                                       138,492                       (138,492)
Retained earnings                                           406,547        30,238        76,345         (106,583)        406,547
Net unrealized (gain) loss on marketable securities            (482)                                                        (482)
                                                        --------------------------------------------------------------------------
     Total stockholders' equity                             439,066       168,741        82,267         (251,008)        439,066
                                                        --------------------------------------------------------------------------
                                                            618,909       170,955     1,126,027         (609,417)      1,306,474
                                                        --------------------------------------------------------------------------

Note: The 1993 Notes Guarantor subsidiaries have guaranteed the 9 5/8% First Preferred Ship Mortgage Notes due July 2003. (See Note 5)

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      (Formerly Viking Star Shipping Inc.)            SCHEDULE A

                      CONDENSED STATEMENTS OF CASH FLOWS
                        (in thousands of U.S. dollars)

                                                                   Nine Months Ended December 31, 1995
                                             --------------------------------------------------------------------------
                                                              1993 Notes                                    Teekay
                                                 Teekay       Guarantor    Non-Guarantor                 Shipping Corp.
                                             Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations   & Subsidiaries
                                                   $              $              $         $                  $
                                             --------------- ------------- -------------- ------------ ----------------
Cash provided by (used for)
OPERATING ACTIVITIES
                                             --------------------------------------------------------------------------
   Net cash flow from operating activities      (9,191)        12,468        68,345                         71,622
                                             --------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                223,000                        223,000
Repayments of long-term debt                   (22,580)                    (350,662)                      (373,242)
Repayments of capital lease obligations                                      (1,304)                        (1,304)
Net proceeds from stock issuance               137,613                                                     137,613
Other                                         (171,203)        (7,200)      178,475                             72
                                             --------------------------------------------------------------------------
   Net cash flow from financing activities     (56,170)        (7,200)       49,509                        (13,861)
                                             --------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                           (203)      (54,026)                       (54,229)
Proceeds from disposition of assets                                          28,514                         28,514
Other                                           65,391            459       (45,955)                        19,895
                                             --------------------------------------------------------------------------
   Net cash flow from investing activities      65,391            256       (71,467)                        (5,820)
                                             --------------------------------------------------------------------------
Increase (decrease) in cash                         30          5,524        46,387                         51,941
Cash (deficiency), beginning of the period          97          5,886        16,500                         16,500
                                             --------------------------------------------------------------------------
Cash, end of the period                            127         11,410        62,887                         68,441
                                             --------------------------------------------------------------------------


                                                                          Nine Months Ended December 31, 1994
                                                    -------------------------------------------------------------------------
                                                                    1993 Notes                                     Teekay
                                                        Teekay       Guarantor    Non-Guarantor                 Shipping Corp.
                                                    Shipping Corp.  Subsidiaries   Subsidiaries  Eliminations   & Subsidiaries
                                                         $              $              $          $                     $
                                                    --------------- ------------- ------------- ------------- ---------------
Cash provided by (used for)
OPERATING ACTIVITIES
                                                    --------------------------------------------------------------------------
   Net cash flow from operating activities              (8,973)        14,350        67,077                        72,454
                                                    --------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt
Repayments of long-term debt                                                        (80,041)                      (80,041)
Repayments of capital lease obligations
Net proceeds from stock issuance
Other                                                  (22,740)       (16,844)       37,550                        (2,034)
                                                    --------------------------------------------------------------------------
   Net cash flow from financing activities             (22,740)       (16,844)      (42,491)                      (82,075)
                                                    --------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                   (488)      (11,372)                      (11,860)
Proceeds from disposition of assets                                                   9,174                         9,174
Other                                                   31,971             62       (35,904)                       (3,871)
                                                    --------------------------------------------------------------------------
   Net cash flow from investing activities              31,971           (426)      (38,102)                       (6,557)
                                                    --------------------------------------------------------------------------
Increase (decrease) in cash                                258         (2,920)      (13,516)                      (16,178)
Cash (deficiency), beginning of the period                (242)        13,736        25,120                        38,614
                                                    --------------------------------------------------------------------------
Cash, end of the period                                     16         10,816        11,604                        22,436
                                                    --------------------------------------------------------------------------

--------------
Note: The 1993 Notes Guarantor subsidiaries have guaranteed the 9 5/8% First Preferred Ship Mortgage Notes due July 2003. (See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
                               DECEMBER 31, 1995
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

GENERAL

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services through its fleet of predominantly Aframax tankers. The charter rates that the Company is able to obtain for these services are determined in a competitive global tanker charter market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of and demand for vessel capacity. The Company's future operating results will be subject to a number of uncertainties, many of which reflect the cyclical nature of the tanker industry.

The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has also historically led to increased oil trading activities. As a result, revenues have usually been stronger for the Company in its third and fourth fiscal quarters.

THREE MONTHS ENDED DECEMBER 31, 1995 VERSUS THREE MONTHS ENDED DECEMBER 31,
1994

Operating results for the third quarter of fiscal 1996 reflected the steady improvement in average time charter equivalent ("TCE") rates experienced by the Company's fleet during the past 15 months. Despite a 7.1% decrease in fleet size from 42 vessels in the third quarter of fiscal 1995 to 39 100%-owned vessels in the third quarter of fiscal 1996, voyage revenues increased by 5.5% to $84.6 million from $80.2 million. Net voyage revenue was up by 7.2%, to $62.8 million in the third quarter of fiscal 1996 from $58.6 million in third quarter of fiscal 1995. This reflects an improvement in TCE rates, as well as the increased capacity and fuel efficiency associated with the Company's newer fleet. The Company completed the sale of its last mid-1970's built tanker during the third quarter of fiscal 1996. The disposal of these older and less efficient vessels over the past two years has reduced the Company's fleet size, without reducing net voyage revenues.

Vessel operating expenses decreased 12.5% to $16.8 million in the third quarter of fiscal 1996 from $19.2 million in the third quarter of fiscal 1995, a function of the reduced fleet size, as well as the result of a stable operating cost environment and a more modern fleet.

Depreciation and amortization decreased 12.5% to $21.0 million in the third quarter of fiscal 1996 from $24.0 million in the third quarter of fiscal 1995, again a function of the reduction in fleet size, and as a result of a revision to estimates of residual values of the Company's vessels which reduced depreciation expense by approximately $2.6 million in the third quarter of fiscal 1996. Depreciation and amortization expense included amortization of drydocking costs of $2.3 million in the third quarter of fiscal 1996 and $2.5 million in the third quarter of fiscal 1995.

General and administrative expenses increased 8.1% to $4.0 million in the third quarter of fiscal 1996 from $3.7 million in the third quarter of fiscal 1995, primarily as a result of increased administrative costs subsequent to the acquisition of Teekay Shipping Limited in March, 1995.

The combination of improved TCE rates, a more modern and efficient fleet, and stable costs, resulted in a 72.6% increase in income from vessel operations to $20.2 million in the third quarter of fiscal 1996 from $11.7 million in the third quarter of fiscal 1995.

Interest expense decreased 8.1% to $14.8 million in the third quarter of fiscal 1996 from $16.1 million in the third quarter of fiscal 1995, mainly as a result of a reduction in debt levels. As of December 31, 1995 the Company had a total of $734.7 million in debt and capital lease obligations, down from $865.4 million a year earlier. A continued decline in the Company's total debt and a reduction in the Company's average credit spread on commercial bank borrowings were offset by an increase in short-term interest rates. Changes in market interest rates have had a delayed effect on interest expense, as rates on the Company's floating rate debt are set in advance for three to six month periods. Interest income was $1.8 million in the third quarter of fiscal 1996, up from $1.5 million in the third quarter of fiscal 1995 as a result of higher cash and marketable securities balances.

Other income totalled $6.0 million in the third quarter of fiscal 1996, including a $5.2 million gain on the sale of a vessel. Other income in the third quarter of fiscal 1995 totalled $2.6 million, which included a $4.0 million gain on the sale of a vessel, partially offset by a $1.0 million equity loss from the Company's 50% investment in Viking Consolidated Shipping Corporation ("VCSC") during the period. Both of the vessels sold were mid-1970's built Aframax tankers.

NINE MONTHS ENDED DECEMBER 31, 1995 VERSUS NINE MONTHS ENDED DECEMBER 31, 1994

Despite a 9.3% decrease in average fleet size from 43 to 39 100%-owned vessels, voyage revenues increased by 1.1% to $245.5 million in the first three quarters of fiscal 1996 from $242.9 million in the first three quarters of fiscal 1995, and net voyage revenue was up 1.0%, to $180.3 million from $178.9 million. This reflects an improvement in tanker charter market conditions, as well as the increased capacity and fuel efficiency associated with a more modern fleet.

Vessel operating expenses decreased 12.8% to $50.3 million in the first three quarters of fiscal 1996 from $57.7 million in the first three quarters of fiscal 1995, a result of the decline in fleet size, as well as the result of a stable operating cost environment and a more modern fleet.

Depreciation and amortization decreased 14.1% to $62.0 million in the first three quarters of fiscal 1996 from $72.2 million in the first three quarters of fiscal 1995, due to the decline in fleet size and a revision to estimates of residual values of the Company's vessels which reduced depreciation expense by approximately $7.4 million in the first three quarters of fiscal 1996. Depreciation and amortization expense included amortization of drydocking costs of $6.5 million in the first three quarters of fiscal 1996 and $7.5 million in the first three quarters of fiscal 1995.

General and administrative expenses increased 7.6% to $12.8 million in the first three quarters of fiscal 1996 from $11.9 million in the first three quarters of fiscal 1995 primarily as a result of increased administrative costs subsequent to the acquisition of Teekay Shipping Limited in March, 1995.

As a result of the above, income from vessel operations increased 46.6% to $54.4 million in the first three quarters of fiscal 1996 from $37.1 million in the first three quarters of fiscal 1995.

Interest expense decreased 3.0% to $46.0 million in the first three quarters of fiscal 1996, compared to $47.4 million in the first three quarters of fiscal 1995. A continued decline in the Company's total debt and a reduction in the Company's average credit spread on commercial bank borrowings were offset by the increase in short-term interest rates which occurred during 1994. Changes in market interest rates have had a delayed effect on interest expense, as rates on the Company's floating rate debt are set in advance for three to six month periods. Interest income increased 13.6% to $5.0 million in the first three quarters of fiscal 1996 from $4.4 million in the first three quarters of fiscal 1995 as a result of higher cash and marketable securities balances.

Other income during the first three quarters of fiscal 1996 was $9.9 million, consisting primarily of $8.9 million in gains on the sale of two vessels. Other income during the first three quarters of fiscal 1995 was $3.7 million, consisting primarily of $7.7 million in gains on the sale of two vessels, offset by a $2.9 million loss on marketable securities and a $1.0 million equity loss from the Company's 50% investment in VCSC.

The following table illustrates the relationship between fleet size (measured in ship-days), time charter equivalent ("TCE") per revenue-generating ship-day performance, and operating results per calendar ship-day:

                                                 THREE MONTHS ENDED           NINE MONTHS ENDED
                                              DEC 31/95     DEC 31/94         DEC 31/95     DEC 31/94
         --------------------------------------------------------------------------------------------
         Total calendar ship-days               3,590         3,847            10,670        11,715
         Non-revenue days                         188           160               533           619
         --------------------------------------------------------------------------------------------
         Revenue-generating ship-days (A)       3,402         3,687            10,137        11,096
         --------------------------------------------------------------------------------------------
         Net voyage revenue (000's)          $ 62,793      $ 58,606         $ 180,285     $ 178,862
         Add back: commissions (000's)          1,322         1,320             3,905         3,871
         --------------------------------------------------------------------------------------------
         Net voyage revenue before
           commissions (B) (000's)           $ 64,115      $ 59,926         $ 184,190     $ 182,733
         --------------------------------------------------------------------------------------------
         TCE per revenue-generating
           ship-day (B/A)                    $ 18,846      $ 16,253         $  18,170     $  16,468
         --------------------------------------------------------------------------------------------
         Operating results per calendar ship-day:

                 Net voyage revenue          $ 17,491      $ 15,234         $  16,896     $  15,268
                 Vessel operating expense       4,733         4,995             4,732         4,924
                 General and administrative
                   expense                      1,107           969             1,198         1,014
                 Drydocking expense               633           662               605           641
         --------------------------------------------------------------------------------------------
         Operating cash flow per
           calendar ship-day                 $ 11,018      $  8,608         $  10,361     $   8,689
         --------------------------------------------------------------------------------------------

The decrease in calendar ship-days in the third quarter and first three quarters of fiscal 1996 is a result of the disposal of older Aframax tankers as part of the Company's fleet modernization program.

TCE per revenue-generating ship-day increased 16.0% in the third quarter and 10.3% in the first three quarters of fiscal 1996 over the comparable prior periods, reflecting the improvement in charter market conditions as well as the increased capacity and fuel efficiency of a more modern fleet.

Total expenses, including drydocking and general and administrative expenses, were relatively constant on a per-day basis throughout the periods shown above. Therefore, the increases in TCE per revenue-generating ship-day caused operating cash flow per calendar ship-day to increase by 28.0% in the third quarter and 19.2% in the first three quarters of fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity requirements of the Company relate to servicing its debt, funding the equity portion of investments in vessels, funding working capital and maintaining cash reserves against fluctuations in operating cash flow. Net cash flow generated by operations has historically been the main source of liquidity for the Company. Additional sources of liquidity have included proceeds from asset sales and refinancings.

During the current fiscal year, the Company has undertaken further steps to improve its financial position and liquidity. During the first quarter of fiscal 1996, the Company refinanced certain of its existing term debt as well as $23.8 million of 9 5/8% First Preferred Ship Mortgage Notes with a new $223 million corporate revolving credit facility at improved rates and credit terms. The revolving credit facility also provided an additional $20 million of liquidity to the Company. In July 1995, the Company received $137.6 million net proceeds from its initial public offering of common stock, thereby further boosting liquidity and reducing debt through a $135 million reduction in the amount outstanding under the revolving credit facility. Subsequent to December 31, 1995, the Company completed an offering of $225 million of 8.32% First Preferred Ship Mortgage Notes due 2008, the proceeds of which were used to refinance existing floating rate debt. In addition, subsequent to December 31, 1995, the Company prepaid an additional $35 million of other floating rate debt which will be applied to reduce the scheduled principal repayments of certain loans over the next two years by one-half.

Net cash flow from operations was $71.6 million in the first three quarters of fiscal 1996 compared to $72.5 million during the first three quarters of fiscal 1995. Higher income from operations was offset by an increase in non-cash working capital balances.

During the first three quarters of fiscal 1996, the Company sold two older secondhand vessels resulting in net proceeds of $11.3 million. In addition, the Company received cash proceeds totalling $17.2 million in the first quarter of fiscal 1996 from the receipt of vessel sales proceeds receivable at the end of fiscal 1995.

The Company took delivery of two modern second-hand Aframax tankers and one newbuilding double-hull Aframax tanker during the first three quarters of fiscal 1996, as replacements for older tankers recently sold, resulting in expenditures of $46.9 million net of capital lease financing of $44.6 million. The Company has entered into agreements for a one-year time-charter and subsequent purchase of a modern Aframax tanker, and for the construction of a newbuilding double-hull Aframax tanker, scheduled for delivery in July 1997, for a total cost of $71.0 million. The Company has also entered into an agreement to purchase an Aframax tanker from its VCSC joint venture for a cost of $30.5 million. A long-term financing arrangement exists for approximately $35.6 million of the unpaid cost of one of these vessels. The remaining unpaid cost will be financed through existing lines of credit and cash and marketable securities balances.

The Company has outstanding a number of interest rate swap agreements with commercial banks covering a total notional principal amount of $350 million as at December 31, 1995. The agreements expire between January 1996 and December 1998 and have an average remaining life of 25.5 months. These agreements effectively change the Company's interest rate exposure on $350 million of debt from a floating LIBOR rate to an average fixed rate of 6.08%. The Company also has outstanding $200 million of interest rate caps with a strike price of 8.00% vs. 3 month LIBOR. These caps expire in April 1997.

At December 31, 1995, the Company's total liquidity, including cash, marketable securities and undrawn lines of credit, totalled $243.8 million, as compared to $85.7 million as at March 31, 1995. The Company believes that its financial resources are sufficient to meet its liquidity needs.





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
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
                               DECEMBER 31, 1995

                          PART II:  OTHER INFORMATION


Item 1 - Legal Proceedings



Item 2 - Changes in Securities



Item 3 - Defaults Upon Senior Securities



Item 4 - Submission of Matters to a Vote of Security Holders



Item 5 - Other Information



Item 6 - Exhibits and Reports on Form 6-K

         a.      Exhibits

                 27.1 Financial Data Schedule

         b.      Reports on Form 6-K





THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.





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
                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TEEKAY SHIPPING CORPORATION



Date:    February 8, 1996               By:     /s/ Anthony Gurnee
                                                -------------------------------
                                        Anthony Gurnee,
                                        Vice-President and Chief Financial
                                          Officer





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